Exhibit 2

Due to the relationships between them, the Reporting Persons set forth in Item 2(a) of this Schedule 13G may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d)(3) of the Exchange Act or for any other purpose.